[NAVIOS MARITIME HOLDINGS INC. LETTERHEAD]

August 28, 2015

Ms. Melissa Raminpour

Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington D.C. 20549

Re:	Navios Maritime Holdings Inc.
Form 20-F for the Year Ended December 31, 2014
Response Dated July 23, 2015
File No. 001-33311

Dear Ms. Raminpour:

Navios Maritime Holdings Inc. (the “Company”) hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to our filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Vasiliki Papaefthymiou

Vasiliki Papaefthymiou

Executive Vice President, Legal

cc:	Melissa Gilmore, Securities and Exchange Commission
George Achniotis, Navios Maritime Holdings Inc.
Stuart Gelfond, Fried, Frank, Harris, Shriver & Jacobson LLP
Mark Hayek, Fried, Frank, Harris, Shriver & Jacobson LLP